UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company Corporate Taxpayers’ ID No. 60.746.948/0001-12

Material Fact

Banco Bradesco S.A. (“Bradesco” or “Company”) informs its shareholders and the market, according to the Article 2 of CVM Instruction No. 358/2002 and to the Article 3 of CVM Instruction No. 565/2015, that the Board of Directors of the Company shall submit to the Special Shareholder´s Meeting, to be hold on August 30, 2019, proposal of merger, by Bradesco, of Banco Bradesco Cartões S.A., Corporate Taxpayers´ID No. 59.438.325/0001-01 (“Bradesco Cartões”), wholly-owned subsidiary of the Company. Bradesco Cartões’ corporate object is the practice of active, passive and ancillary operations inherent to the respective authorized portfolios (commercial, investment, credit, financing and investment), including foreign exchange, in accordance with the legal and regulatory provisions in force.

The merger aims to promote corporate reorganization with the objective of: a) seeking greater synergy and operational efficiency, with the consequent optimization and rationalization of financial, operational, administrative and legal costs arising from the maintenance of Bradesco Cartões; b) consolidating the business strategy of operating the portfolio of cards/account holders (credit and debit cards) in a single legal entity, Bradesco; and c) simplifying communication with account holders and the market, considering the uniformity of the customer base and the fact that the Bradesco Cartões brand is already consolidated and nothing will change in the benefits already assured to customers.

As they consist of the simplification of the corporate structure and the reduction of costs, the Company does not envisage that the merger presents a material risk in the event that it does not materialize. The costs to be incurred in the operation are estimated at R$ 23.5 million, arising from systemic adjustments and fees of lawyers and independent auditors.

Considering the corporate structure of Bradesco Cartões, the merger will not entail a share replacement ratio, issuance of new shares, capital stock increase or withdrawal rights for any shareholders.

The merger shall be submitted to the approval by the Central Bank of Brazil.

Other information on the merger of Bradesco Cartões, including that required by Exhibit 20-A and Exhibit 21 of CVM Instruction 481/2009, is available in the Manual for the Special Shareholders´ Meeting, which will be disclosed on this date, on the website of the Company (banco.bradesco/ri) and also on the websites of B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br) and of CVM (www.cvm.gov.br).

Cidade de Deus, Osasco, SP, July 29, 2019

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive Deputy Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 30, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.